Erickson Incorporated

5550 SW Macadam Avenue, Suite 200

Portland, Oregon 97239

April 24, 2014

VIA EDGAR

Dana Brown

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, NE

Washington, DC 20549

Re:	Erickson Incorporated
Registration Statement on Form S-4 filed April 3, 2014, as amended by
Amendment No. 1 to Registration Statement on Form S-4 filed April 24, 2014
File No. 333-195026

Ladies and Gentlemen:

Erickson Incorporated, a Delaware corporation (the “Registrant”), is registering an exchange offer (the “Exchange Offer”) of 8.25% Second Priority Senior Secured Notes due 2020 issued on May 2, 2013 (the “Old Notes”) for 8.25% Second Priority Senior Secured Notes due 2020 (the “New Notes”), each of which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form S-4, as amended by Amendment No. 1 to Registration Statement (File No. 333-195026) (the “Registration Statement”), in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Exxon Capital Holdings Corp., SEC no-action letter (May 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993). The Registrant represents as follows:

1.    The Registrant has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

2.    In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is

Securities and Exchange Commission

April 24, 2014

participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital Holdings Corp., SEC no-action letter (May 13, 1988) or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

3.    The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling security-holder information required by Item 507 of Regulation S-K under the Securities Act.

4.    The Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, SEC no-action letter (July 2, 1993)) in connection with any resale of such New Notes.

5.    The Registrant will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a)    If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

(b)    If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

6.    Neither the Registrant nor any affiliate of the Registrant has entered into any arrangement or understanding with any broker-dealer participating in the Exchange Offer to distribute the New Notes.

Securities and Exchange Commission

April 24, 2014

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 503.505.5821.

Very truly yours,

Erickson Incorporated

By:	/s/ Edward T. Rizzuti
Edward T. Rizzuti
Vice President, General Counsel, and Corporate Secretary

cc:	Michael Reed, Esq.
Carey Roberts, Esq.